UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

XELR8 Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98400Y105

(CUSIP Number)

July 2, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 98400Y105	13G	Page 2 of 5 Pages

1.    Names of Reporting Persons:   Anastasios Belesis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[   ]
(b)[   ]

3.	SEC Use Only.

4.	Citizenship or Place of Organization: US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power.	Warrants to purchase 20,000 shares of Common Stock (see Items 2and 4 of the Schedule 13G responses and footnotes)

	6.	Shared Voting Power.	2,000,000 shares of Common Stock (see Items 2 and 4 of the Schedule 13G responses and footnotes)

	7.	Sole Dispositive Power.	Warrants to purchase 20,000 shares of Common Stock (see Items 2 and 4 of the Schedule 13G responses and footnotes)

	8.	Shared Dispositive Power.	2,000,000 shares of Common Stock (see Items 2 and 4 of the Schedule 13G responses and footnotes)
9.
Aggregate Amount Beneficially Owned by Each Reporting Person:   Warrants to purchase 20,000 shares of Common Stock owned by Anastasios Belesis and 2,000,000 shares of Common Stock owned by John Thomas Financial, Inc. (see Items 2 and 4 of the Schedule 13G responses and footnotes).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [ ]

11.   Percent of Class Represented by Amount in Row (9):  11.1%*

12.	Type of Reporting Person: IN

*           Percentage of class is calculated based upon 18,217,170 shares of Issuer's Common Stock outstanding, which consists of 15,697,170 shares of Common Stock outstanding (pursuant to Issuer's most recent Form 10-Q, for the quarterly period ended March 31, 2010), an additional 500,000 shares which were issued subsequent to May 12, 2010 (the date of filing of the Issuer’s most recent Form 10-Q), an additional 20,000 shares of Common Stock held by Anastasios Belesis, assuming exercise of the Warrants, and an additional 2,000,000 shares of Common Stock issued to the John Thomas Financial, Inc. Anastasios Belesis is the President and sole shareholder of John Thomas Financial, Inc.

CUSIP No.: 98400Y105	13G	Page 3 of 5 Pages

Item 1.

(a)  Name of Issuer:    XELR8 Holdings, Inc.

(b)  Address of Issuer’s Principal Executive Offices:   480 South Holly Street, Denver, Co. 80246.

Item 2.

(a)  Name of Person Filing:     Anastasios Belesis.

(b)  Address of Principal Business Office or, if none, Residence:  c/o John Thomas Financial, Inc., 14 Wall Street, 23rd Floor, New York, NY 10005.

(c)  Citizenship:   New York

(d)  Title of Class of Securities:   Anastasios Belesis, the President and sole shareholder of JTF, holds Warrants to purchase 20,000 shares of Common Stock, exercisable through February 18, 2013 at a purchase price of $1.50 per share. Anastasios Belesis was issued the Warrants in connection with a February 2008 private placement of units of securities of the Issuer, for which JTF acted as a consultant to the Issuer. In addition, John Thomas Financial, Inc. (“JTF”) holds 2,000,000 shares of Common Stock, par value $0.001 per share.  The shares were issued to JTF as of July 2, 2010 in consideration of JTF acting as placement agent of a private offering of securities of the issuer.  JTF was originally issued 2,500,000 shares of the issuer’s Common Stock, of which 500,000 shares were immediately thereafter transferred to a third party.  JTF disclaims beneficial ownership of these 500,000 shares.

(e)  CUSIP Number:   98400Y105

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)❑   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)❑   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)❑   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)❑   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)❑   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ❑  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ❑  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ❑  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)  ❑  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Act of 1940 (15 U.S.C. 80a-3);
(j)  ❑  A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ❑  Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.: 98400Y105	13G	Page 4 of 5 Pages

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:.

Item 4.   Ownership.**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned:

2,020,000 shares of Common Stock (assumes the exercise of Warrants to purchase 20,000 shares of Common Stock).

(b)       Percent of class:

11.1%.

(c)       Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: Warrants to purchase 20,000 shares of Common Stock.

(ii) Shared power to vote or direct the vote: 2,000,000 shares of Common Stock.

(iii) Sole power to dispose or direct the disposition of: Warrants to purchase 20,000 shares of Common Stock .

(iv) Shared power to dispose or direct the disposition of: 2,000,000 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [   ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

None.

Item 8.   Identification and Classification of Members of the Group

None.

Item 9.   Notice of Dissolution of Group

None.

Item 10.  Certification pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 98400Y105	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: : July 2, 2010	By:	/s/ Anastasios Belesis
Anastasios Belesis

**           Anastasios Belesis, the President of JTF, was issued the Warrants in connection with a February 2008 private placement of units of securities of the Issuer, for which JTF acted as a consultant to the Issuer.

Pursuant to the Placement Agency Agreement between the Issuer and JTF, the Issuer originally issued 2,500,000 shares of Common Stock to JTF as of July 2, 2010 upon the closing of the placement of $2,000,000 aggregate principal amount of the Issuer’s Convertible Secured Promissory Notes (“Notes”). JTF acted as placement agent, on a “best efforts” basis, with respect to the private placement of the Notes.  JTF immediately thereafter transferred 500,000 shares to a third party.  JTF disclaims beneficial ownership of these 500,000 shares.